Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited)

1	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	March 31,	December 31,
As at (in millions of Canadian dollars)	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$365	$131
Accounts receivable and other current assets (Note 5)	1,693	1,511
Prepaid expenses	110	116
Inventories	408	478
Regulatory assets (Note 6)	500	492
Total current assets	3,076	2,728
Other assets	1,003	955
Regulatory assets (Note 6)	3,176	3,097
Property, plant and equipment, net	37,989	37,816
Intangible assets, net	1,345	1,343
Goodwill	11,613	11,720
Total assets	$58,202	$57,659

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$320	$247
Accounts payable and other current liabilities	2,549	2,570
Regulatory liabilities (Note 6)	449	357
Current installments of long-term debt (Note 7)	1,535	1,628
Total current liabilities	4,853	4,802
Regulatory liabilities (Note 6)	2,951	2,865
Deferred income taxes	3,662	3,627
Long-term debt (Note 7)	24,053	23,707
Finance leases	340	333
Other liabilities	1,349	1,409
Total liabilities	37,208	36,743
Commitments and contingencies (Note 13)
Equity
Common shares (1)	14,354	14,237
Preference shares	1,623	1,623
Additional paid-in capital	8	10
Accumulated other comprehensive loss	(168)	(40)
Retained earnings	3,553	3,458
Shareholders' equity	19,370	19,288
Non-controlling interests	1,624	1,628
Total equity	20,994	20,916
Total liabilities and equity	$58,202	$57,659
(1)    No par value. Unlimited authorized shares. 476.9 million and 474.8 million issued and outstanding as at March 31, 2022 and December 31, 2021, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except per share amounts)	2022	2021

Revenue	$2,835	$2,539

Expenses
Energy supply costs	1,083	849
Operating expenses	669	650
Depreciation and amortization	407	372
Total expenses	2,159	1,871
Operating income	676	668
Other income, net (Note 9)	42	50
Finance charges	258	252
Earnings before income tax expense	460	466
Income tax expense	67	70
Net earnings	$393	$396

Net earnings attributable to:
Non-controlling interests	$27	$25
Preference equity shareholders	16	16
Common equity shareholders	350	355
	$393	$396

Earnings per common share (Note 10)
Basic	$0.74	$0.76
Diluted	$0.74	$0.76

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the quarter ended March 31 (in millions of Canadian dollars)	2022	2021

Net earnings	$393	$396

Other comprehensive loss
Unrealized foreign currency translation losses (1)	(161)	(189)
Other (2)	20	2
	(141)	(187)
Comprehensive income	$252	$209

Comprehensive income attributable to:
Non-controlling interests	$14	$5
Preference equity shareholders	16	16
Common equity shareholders	222	188
	$252	$209
(1)Net of hedging activities and income tax expense of $1 million and $2 million, respectively
(2)Net of income tax expense of $8 million and $nil, respectively
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars)	2022	2021

Operating activities
Net earnings	$393	$396
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	356	324
Amortization - intangible assets	35	34
Amortization - other	16	14
Deferred income tax expense	23	46
Equity component, allowance for funds used during construction (Note 9)	(17)	(22)
Other	30	34
Change in working capital (Note 11)	(23)	(87)
Cash from operating activities	813	739

Investing activities
Additions to property, plant and equipment	(866)	(764)
Additions to intangible assets	(49)	(40)
Contributions in aid of construction	39	14
Other	(40)	(48)
Cash used in investing activities	(916)	(838)

Financing activities
Proceeds from long-term debt, net of issuance costs	829	94
Repayments of long-term debt and finance leases	(227)	(6)
Borrowings under committed credit facilities	1,424	1,267
Repayments under committed credit facilities	(1,600)	(1,155)
Net change in short-term borrowings	76	106
Issue of common shares, net of costs and dividends reinvested	22	35
Dividends
Common shares, net of dividends reinvested	(160)	(147)
Preference shares	(16)	(16)
Subsidiary dividends paid to non-controlling interests	(20)	(18)
Other	9	9
Cash from financing activities	337	169
Effect of exchange rate changes on cash and cash equivalents	—	(2)
Change in cash and cash equivalents	234	68
Cash and cash equivalents, beginning of period	131	249
Cash and cash equivalents, end of period	$365	$317

Supplementary Cash Flow Information (Note 11)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	366	27	393
Other comprehensive loss	—	—	—	—	(128)	—	(13)	(141)
Common shares issued	2.1	117	—	(1)	—	—	—	116
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(20)	(20)
Dividends declared on common shares ($0.535 per share)	—	—	—	—	—	(255)	—	(255)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	(1)	—	—	2	1
As at March 31, 2022	476.9	$14,354	$1,623	$8	$(168)	$3,553	$1,624	$20,994

As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	371	25	396
Other comprehensive loss	—	—	—	—	(167)	—	(20)	(187)
Common shares issued	2.6	125	—	(2)	—	—	—	123
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(18)	(18)
Dividends declared on common shares ($0.505 per share)	—	—	—	—	—	(237)	—	(237)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	—	1
As at March 31, 2021	469.4	$13,944	$1,623	$10	$(133)	$3,328	$1,574	$20,346

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing, changes in foreign exchange rates and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY DEVELOPMENTS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2021 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2022 follows.

UNS Energy
Federal Energy Regulatory Commission ("FERC") Rate Case: In March 2022, FERC approved the settlement agreement for formula transmission rates at TEP, including a rate of return on common equity ("ROE") of 9.79%.

TEP Rate Case: On May 2, 2022, TEP submitted a notice of intent with the Arizona Corporation Commission to file a general rate application in June 2022. TEP will request that new rates become effective no later than September 1, 2023. TEP's proposed rates will be based on a 2021 test year and will include infrastructure investments made since the last rate case, as well as changes in fuel and non-fuel operating expenses. The filing will also include proposals to eliminate certain adjustor mechanisms, as well as modify an existing adjustor to provide more timely recovery of clean energy investments.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: The British Columbia Utilities Commission ("BCUC") has initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed evidence with the BCUC in the first quarter of 2022 and the proceeding remains ongoing. The timing and outcome of this proceeding, including the effective date of any change in the cost of capital for 2022 or beyond, remains unknown.

6	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
2. REGULATORY DEVELOPMENTS (cont'd)

FortisAlberta
2023 GCOC Proceeding: In March 2022, the Alberta Utilities Commission ("AUC") issued a decision extending the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2023.

2023 Cost of Service ("COS") Application: FortisAlberta filed its 2023 COS application in 2021 and the proceeding remains ongoing. A decision from the AUC is expected in the third quarter of 2022.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2021 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2021 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2022 and 2021.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $13 million for the three months ended March 31, 2022 (three months ended March 31, 2021 - $8 million) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at March 31, 2022, accounts receivable included approximately $15 million due from Belize Electricity (December 31, 2021 - $22 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures and seasonal working capital requirements. As at March 31, 2022, inter-segment loans of $125 million were outstanding (December 31, 2021 - $126 million). Interest charged on inter-segment loans was not material for the three months ended March 31, 2022 and 2021.

7	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Quarter ended March 31, 2022

Revenue	460	538	375	694	167	129	459	2,822	13	—	—	2,835
Energy supply costs	—	210	162	354	—	43	312	1,081	2	—	—	1,083
Operating expenses	123	162	149	83	42	33	53	645	12	12	—	669
Depreciation and amortization	92	89	25	75	60	17	44	402	4	1	—	407
Operating income	245	77	39	182	65	36	50	694	(5)	(13)	—	676
Other income, net	9	3	15	4	1	2	2	36	—	6	—	42
Finance charges	80	31	13	36	26	18	18	222	—	36	—	258
Income tax expense	41	6	9	31	4	2	5	98	1	(32)	—	67
Net earnings	133	43	32	119	36	18	29	410	(6)	(11)	—	393
Non-controlling interests	24	—	—	—	—	—	3	27	—	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	109	43	32	119	36	18	26	383	(6)	(27)	—	350

Additions to property, plant and equipment and intangible assets	335	162	64	130	111	30	78	910	5	—	—	915

As at March 31, 2022
Goodwill	7,674	1,728	564	913	228	235	244	11,586	27	—	—	11,613
Total assets	21,075	11,331	4,486	8,214	5,266	2,570	4,403	57,345	724	281	(148)	58,202

Quarter ended March 31, 2021
Revenue	426	522	285	586	158	120	413	2,510	29	—	—	2,539
Energy supply costs	—	200	81	254	—	39	274	848	1	—	—	849
Operating expenses	117	177	131	84	39	30	49	627	9	14	—	650
Depreciation and amortization	72	83	23	71	57	16	45	367	4	1	—	372
Operating income	237	62	50	177	62	35	45	668	15	(15)	—	668
Other income, net	9	16	9	2	1	1	—	38	—	12	—	50
Finance charges	79	28	12	36	26	18	18	217	—	35	—	252
Income tax expense	41	5	8	32	2	2	5	95	1	(26)	—	70
Net earnings	126	45	39	111	35	16	22	394	14	(12)	—	396
Non-controlling interests	23	—	—	—	—	—	2	25	—	—	—	25
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	103	45	39	111	35	16	20	369	14	(28)	—	355

Additions to property, plant and equipment and intangible assets	302	152	61	93	104	28	63	803	1	—	—	804

As at March 31, 2021
Goodwill	7,710	1,735	567	913	228	235	244	11,632	27	—	—	11,659
Total assets	20,360	10,744	3,994	7,745	5,128	2,465	4,269	54,705	730	225	(46)	55,614

8	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

($ millions)	2022	2021
Quarter ended March 31
Balance, beginning of period	(53)	(64)
Credit loss expense	(5)	(7)
Write-offs, net of recoveries	5	5
Foreign exchange	—	2
Balance, end of period	(53)	(64)

See Note 12 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2021 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2022	2021
Regulatory assets
Deferred income taxes	1,804	1,806
Rate stabilization and related accounts	404	339
Deferred energy management costs	396	384
Employee future benefits	380	388
Deferred lease costs	137	127
Manufactured gas plant site remediation deferral	92	96
Deferred storm costs (1)	50	17
Generation early retirement costs	48	48
Derivatives	17	20
Other regulatory assets	348	364
Total regulatory assets	3,676	3,589
Less: Current portion	(500)	(492)
Long-term regulatory assets	3,176	3,097

Regulatory liabilities
Deferred income taxes	1,266	1,289
Future cost of removal	1,224	1,217
Employee future benefits	189	196
Derivatives	186	52
Rate stabilization and related accounts	151	116
Renewable energy surcharge	106	107
Energy efficiency liability	80	83
Other regulatory liabilities	198	162
Total regulatory liabilities	3,400	3,222
Less: Current portion	(449)	(357)
Long-term regulatory liabilities	2,951	2,865
(1)    Includes incremental costs incurred at Central Hudson associated with restoration activities due to significant storm events. Incremental costs incurred in excess of that collected in customer rates are recovered through Central Hudson's rate stabilization account.

9	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021

7. LONG-TERM DEBT	As at
	March 31,	December 31,
($ millions)	2022	2021
Long-term debt	24,618	24,177
Credit facility borrowings	1,120	1,305
Total long-term debt	25,738	25,482
Less: Deferred financing costs and debt discounts	(150)	(147)
Less: Current installments of long-term debt	(1,535)	(1,628)
	24,053	23,707

Long-Term Debt Issuances		Interest
Year-to-Date March 31, 2022	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Secured first mortgage bonds	January	2.93	2052	US	150	(1) (2) (3) (4)
UNS Energy
Unsecured senior notes	February	3.25	2032	US	325	(4) (5)
Central Hudson
Unsecured senior notes	January	2.37	2027	US	50	(4) (5)
Unsecured senior notes	January	2.59	2029	US	60	(4) (5)
FortisBC Electric
Unsecured debentures	March	4.16	2052	100		(1)
(1)    Repay credit facility borrowings
(2)    US$20 million to fund or refinance a portfolio of eligible green projects
(3)    Fund capital expenditures
(4)    General corporate purposes
(5)    Repay maturing long-term debt

In April 2022, Newfoundland Power issued 30-year $75 million first mortgage sinking fund bonds at 4.20%. The net proceeds are expected to be used to repay credit facility borrowings, repay maturing long-term debt and for general corporate purposes.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. As at March 31, 2022, $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2022	2021
Total credit facilities	3,444	1,377	4,821	4,846
Credit facilities utilized:
Short-term borrowings (1)	(320)	—	(320)	(247)
Long-term debt (including current portion) (2)	(703)	(417)	(1,120)	(1,305)
Letters of credit outstanding	(70)	(42)	(112)	(115)
Credit facilities unutilized	2,351	918	3,269	3,179
(1)    The weighted average interest rate was 1.2% (December 31, 2021 - 0.6%).
(2)    The weighted average interest rate was 1.5% (December 31, 2021 - 0.9%). The current portion was $782 million (December 31, 2021 - $888 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the total facilities. Approximately $4.6 billion of the total credit facilities are committed with maturities ranging from 2022 through 2026.

See Note 14 in the 2021 Annual Financial Statements for a description of the credit facilities as at December 31, 2021.

10	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Quarter ended March 31
Service costs	26	28	9	9
Interest costs	28	25	5	5
Expected return on plan assets	(49)	(45)	(6)	(5)
Amortization of actuarial losses (gains)	1	9	(2)	(1)
Regulatory adjustments	(2)	—	1	1
Net benefit cost	4	17	7	9

Defined contribution pension plan expense for the three months ended March 31, 2022 was $14 million (2021 - $13 million).

9. OTHER INCOME, NET

($ millions)	2022	2021
Quarter ended March 31
Non-service component of net periodic benefit cost	24	11
Equity component, allowance for funds used during construction	17	22
Gain on derivatives, net	4	9
Other	(3)	8
	42	50

10. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2022			2021
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended March 31
Basic EPS	350	475.7	0.74	355	467.8	0.76
Potential dilutive effect of stock options	—	0.4		—	0.4
Diluted EPS	350	476.1	0.74	355	468.2	0.76

11	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
11. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2022	2021
Quarter ended March 31
Change in working capital
Accounts receivable and other current assets	(95)	(49)
Prepaid expenses	5	(3)
Inventories	69	25
Regulatory assets - current portion	(12)	(69)
Accounts payable and other current liabilities	8	30
Regulatory liabilities - current portion	2	(21)
	(23)	(87)

Non-cash investing and financing activities
Accrued capital expenditures	353	326
Common share dividends reinvested	94	89
Contributions in aid of construction	12	12

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2022, unrealized losses of $17 million (December 31, 2021 - $20 million) were recognized as regulatory assets and unrealized gains of $186 million (December 31, 2021 - $52 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three months ended March 31, 2022, unrealized losses of $17 million were recognized in revenue (three months ended March 31, 2021 - unrealized losses of $5 million).

12	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $85 million and terms of one to three years expiring at varying dates through January 2025. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2022, unrealized losses of $6 million were recognized in other income, net (three months ended March 31, 2021 - unrealized gains of $2 million).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through February 2023 and have a combined notional amount of $198 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2022, unrealized gains recognized in other income, net were not material (three months ended March 31, 2021 - unrealized gains of $2 million).

Interest Rate Swaps
ITC has entered into interest rate swaps with a total notional value of US$450 million to manage the interest rate risk associated with the refinancing of long-term debt due in November 2022. The swaps have five-year terms, include mandatory early termination provisions, and will be terminated no later than the effective date of November 15, 2022. Fair value was measured using a discounted cash flow method based on LIBOR or SOFR rates, as applicable. Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized gains of $26 million were recorded for the three months ended March 31, 2022 (three months ended March 31, 2021 - $nil).

Other Investments
ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments include mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three months ended March 31, 2022, losses on these funds of $8 million were recognized in other income, net (three months ended March 31, 2021 - gains of $2 million).

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	1	194	—	195
Energy contracts not subject to regulatory deferral (2)	—	15	—	15
Foreign exchange contracts, total return and interest rate swaps (2)	—	45	—	45
Other investments (4)	193	—	—	193
	194	254	—	448
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(26)	—	(26)
Energy contracts not subject to regulatory deferral (5)	—	(21)	—	(21)
	—	(47)	—	(47)
As at December 31, 2021
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	78	—	78
Energy contracts not subject to regulatory deferral (2)	—	16	—	16
Foreign exchange contracts, total return and interest rate swaps (2)	23	2	—	25
Other investments (4)	137	—	—	137
	160	96	—	256
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(46)	—	(46)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
	—	(49)	—	(49)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in other assets
(5)Included in accounts payable and other current liabilities or other liabilities

13	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Received/Posted	Net Amount
As at March 31, 2022
Derivative assets	210	19	16	175
Derivative liabilities	(47)	(19)	—	(28)

As at December 31, 2021
Derivative assets	94	25	7	62
Derivative liabilities	(49)	(25)	—	(24)

Volume of Derivative Activity
As at March 31, 2022, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2022	2021
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	88	509
Electricity power purchase contracts (GWh)	741	731
Gas swap contracts (PJ)	145	151
Gas supply contract premiums (PJ)	136	144
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	4,670	1,886
Gas swap contracts (PJ)	13	29
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by the Midcontinent Independent System Operator, Inc. by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $25 million as at March 31, 2022 (December 31, 2021 - $59 million).

14	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Belize Electric Company Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at March 31, 2022, US$2.3 billion (December 31, 2021 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.9 billion (December 31, 2021 - US$10.8 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2022, the carrying value of long-term debt, including current portion, was $25.7 billion (December 31, 2021 - $25.5 billion) compared to an estimated fair value of $26.4 billion (December 31, 2021 - $28.8 billion).

13. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2021 Annual Financial Statements except that during the first quarter of 2022, FortisBC Energy signed a long-term biomethane purchase agreement to acquire renewable natural gas. The 20-year agreement allows FortisBC Energy to purchase renewable natural gas from a portfolio of landfill sites, up to a maximum annual volume of 8 PJs, and has increased gas purchase obligations from those disclosed as at December 31, 2021 as follows.

As at March 31, 2022 ($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Gas purchase obligations	2,510	6	28	63	115	140	2,158

Contingencies
Development projects at ITC may result in payments to developers that are contingent on the projects reaching certain milestones indicating that the projects are financially viable. It is reasonably possible that ITC will be required to make these contingent development payments up to a maximum amount of $88 million upon financial close of the projects. In the event it becomes probable that these payments will be made, the liability and the corresponding intangible asset would be recognized.

In April 2013, FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

15	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT